                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       September 30, 1996             | SEC FILE NUMBER  |
                      ------------------------------------  |                  |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |                  |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

Capitol Communities Corporation
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

25550 Hawthorne Boulevard
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City, State and Zip Code

Torrance, CA 90505
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On September 16, 1996, Capitol Communities Corporation (the "Company") filed a Registration Statement on Form 10-SB. Comments regarding the Company's Form 10-SB were issued by the Securities and Exchange Commission (the "SEC") on November 15, 1996. The Company's fiscal year ended September 30, 1996, making it an unreasonable burden and expense to respond to the SEC comment letter and prepare its Annual Report on Form 10-KSB by December 31, 1996. The Company intends to file its Annual Report on Form 10-KSB by no later than January 15, 1997.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Elizabeth Brandon-Brown             (213)             891-1822
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the year ended September 30, 1996, the Company significantly changed the nature of its business activities from land sales to real estate development. Due to this change the Company anticipates there will be a significant change in results of operations from the year ended September 30, 1995. The Company expects a loss for the year ended September 30, 1996 of approximately $1,378,000 compared with a loss of $885,918 for the year ended September 30, 1995. The difference was primarily due to the absence of sales revenue and additional general and administrative costs for the year ended September 30, 1996.

--------------------------------------------------------------------------------

                        Capitol Communities Corporation
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  December 30, 1996                 By  /s/ Michael G. Todd
    ----------------------------------    --------------------------------------
                                            Michael G. Todd, Chairman, President
                                            and Chief Executive Officer